Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pure Brands Company
59 Damonte Ranch Pkwy, Suite B379
Reno, NV 89521
http://drinkbuenafe.com

Up to $1,234,982.68 in Common Stock at $9.01
Minimum Target Amount: $9,992.09

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pure Brands Company
Address: 59 Damonte Ranch Pkwy, Suite B379, Reno, NV 89521
State of Incorporation: NV
Date Incorporated: January 13, 2022

Terms:

Equity

Offering Minimum: $9,992.09 | 1,109 shares of Common Stock
Offering Maximum: $1,234,982.68 | 137,068 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $9.01
Minimum Investment Amount (per investor): $153.17

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Based Perks

Time Based Perks:

Friends and Family

Invest within first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within first week and receive 15% bonus shares

Early Bird

Invest within first two weeks and receive 10% bonus shares

Amount-Based:

$150+ | Tier 1

- 1 Exclusive "Owner" T-shirt
- 1 Ownership Certificate

$250+ | Tier 2

- 1 Exclusive "Owner" T-shirt
- 1 Ownership Certificate
- 1 Exclusive Sticker Pack

$500+ | Tier 3

- 1 Exclusive "Owner" T-shirt
- '1 Ownership Certificate
- 1 Exclusive Sticker Pack
- 1 Exclusive Buena Fé Koozie

$1,000+ | Tier 4

- 1 Exclusive "Owner" T-shirt
- 1 Ownership Certificate
- 2 Exclusive Sticker Pack
- 2 Exclusive Buena Fé Koozie

$2,500+ | Tier 5

- 1 Exclusive "Owner" T-shirt
- 1 Ownership Certificate
- 3 Exclusive Sticker Pack
- 3 Exclusive Buena Fé Koozie
- 1 Exclusive limited-edition bottle of "Non-Celebrity Tequila"

$5,000+ | Tier 6

- 1 Exclusive "Owner" T-shirt
- 1 Ownership Certificate
- 3 Exclusive Sticker Pack
- 3 Exclusive Buena Fé Koozie
- 2 Exclusive limited-edition bottle of "Non-Celebrity Tequila"
- 15% off Buena Fé Merch for 1 Year

$10,000+ | Tier 7

- 1 Exclusive "Owner" T-shirt
- 1 Ownership Certificate
- 3 Exclusive Sticker Pack
- 3 Exclusive Buena Fé Koozie
- 4 Exclusive limited-edition bottles of "Non-Celebrity Tequila"
- 20% off Buena Fé Merch for 1 Year

$25,000+ | Tier 8

- 1 Exclusive "Owner" T-shirt
- 1 Ownership Certificate
- 4 Exclusive Sticker Pack
- 4 Exclusive Buena Fé Koozie
- 6 Exclusive limited-edition bottles of "Non-Celebrity Tequila"
- 20% off Buena Fé Merch for 1 Year

$50,000+ | Tier 9

- 1 Exclusive "Owner" T-shirt
- 1 Ownership Certificate
- 4 Exclusive Sticker Pack
- 4 Exclusive Buena Fé Koozie
- 6 Exclusive limited-edition bottles of "Not a Celebrity Tequila"
- 20% off Buena Fé Merch for 1 Year
- 2 Trip to Mexico for a tequila tasting and learning experience.

$100,000+ | Tier 10

- 1 Exclusive "Owner" T-shirt
- 1 Ownership Certificate
- 4 Exclusive Sticker Pack
- 4 Exclusive Buena Fé Koozie
- 12 Exclusive limited-edition bottles of "Not a Celebrity Tequila"
- 20% off Buena Fé Merch for 1 Year
- 4 Trip to Mexico for a tequila tasting and learning experience.
- Join the Buena Fé Innovation team to taste and develop a new flavor.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Pure Brands Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.01 / share, you will receive 100 shares of Common Stock, meaning you'll own 110 shares for $901. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Pure Brands Company, Inc. ("Pure Brands") manufactures and sells premium, ready-to-drink ("RTD") canned tequila cocktails. Our brand Buena Fé is the only RTD that is 100% USDA organic and uses 100% agave tequila (not mixto). Our drinks are made in Jalisco, Mexico and imported to the USA and sold to distributors. Distributors sell the products to licensed retailers and on-premise (restaurants, bars) establishments who sell them to the final consumer.

Pure Brands conducts business in NY, NV, CA, CT, GA, IL, KS, MA, MI, NJ, WI, RI, NE, MN and in Mexico and sells products through the internet throughout the United States.

Pure Brands has entered into a Master Alcohol Beverage Distribution and Representation Agreement with Associated Brewing Company ("ABC") whereby ABC is appointed to sell Pure Brands products on behalf of Pure Brands to wholesale distributors across the United States.

Company history: When the founders began developing the company in 2020, they did it under a sole owner NY LLC. Once the company expanded and they were ready to take on outside investment, they created the Corporation. LLC transferred all goods and contracts to Corp in return for stock in January 2022.

IP: The Company has the trademark ""Buena Fé".

Competitors and Industry

Within the tequila RTD space there are several competitors; High Noon, Onda, Cutwater Spirits, Mamitas, and Vide. We believe all these competitors use a lower grade tequila called 'mixto' which only requires 51% distillate to come from agave and the remaining 49% comes from alternative sugars like high fructose corn syrup or cane sugar. We believe this as none of their packaging contains a reference to 100% agave and have seen import documents from Onda stating that they import mixto.

None of these brands are organic which gives Buena Fé a real competitive advantage. As consumers' tastes and preferences become more educated, the category is shifting towards higher quality, on par with premiumization trends.

According to a research report by InsightAce Analytic, the global Ready-to-Drinks (RTDs) Alcohol market size was valued at US$ 32.94 Billion in 2021, and it is expected to reach US$ 85.5 Billion in 2030, predicting a promising CAGR of 11.2% from 2022 to 2030. (Source: PRnewswire)

According to the IWSR, the RTD category value will increase by an additional $11.6 billion over the next five years, with volumes of spirit-based RTDs expected to overtake hard seltzers by 2025. Pre-mixed cocktails/spirits-based RTDs were the fastest-growing spirit category in 2021, with supplier revenue increasing by 42.3% to $1.6 billion in sales, and volume increasing by 56%. Tequila and mezcal also saw a 30% increase in revenue as the category continues to increase in popularity and it is predicted that it could soon overtake vodka as America's favorite liquor, fueled by consumers' desire for pricey bottles of agave-based spirits. (IWSR, DISCUS)

While malt-based RTDs currently hold the majority share of total RTDs, spirits-based beverages are continuing to broaden their claim on the market. In many states, the type of alcohol base determines where the RTD product can be sold, but several states are examining the issue of expanding retail access for spirits-based RTDs to include outlets that sell beer and wine where they are currently restricted. Vermont, Michigan, Mississippi, and Iowa have already enacted laws allowing spirits-based RTDs to be sold in additional retail outlets that sell beer and/or wine, and more states are expected to follow. According to polling respondents, an overwhelming majority – 86 percent – of both consumers and non-consumers of RTD beverages agree that spirits-based RTDs should be sold where other RTD beverages are available for purchase. (DISCUS)

Sources:

Difford's Guide: https://www.diffordsguide.com/g/1084/tequila/classifications

IWSR report: https://www.theiwsr.com/wp-content/uploads/IWSR-RTD-category-value-will-increase-by-an-additional-US11.6bn-over-the-next-five-years.pdf

PRNewswire: https://www.prnewswire.com/news-releases/global-ready-to-drinks-rtds-alcohol-market-worth-85-5-billion-by-2030---exclusive-report-by-insightace-analytic-301463792.html

DISCUS: https://www.distilledspirits.org/wp-content/uploads/2022/09/Final-DISCUS-Handout-9.14.22-v2-1.pdf

mixto source: http://www.crt.org.mx/index.php/informacion-sobre-tequila/tequila-100-agave-y-tequila/

https://www.crt.org.mx/index.php/en/el-tequila-2/clasificacion

Current Stage and Roadmap

We have opened the following markets: New Jersey, Massachusetts, Connecticut, Illinois, Michigan, Georgia, Kansas, Rhode Island, Wisconsin and San Diego. We are available in over 24 states via our online store but the initial 10 markets are most significant as these are locations where well established distributors have seen and tasted the product and are willing to commit their own resources to the brands success success. We have also done deals with Total Wine and More and will shortly be avaialable in 26 Albertsons throughout New Mexico.

Selling out of the first production within the first half of the year was also an excellent milestone.

We also believe there is a great opportunity to expand the Buena Fé brand to include a number of new products including traditional cocktails, tequila selters, ranch waters, mixers and straight tequila (blanco, reposado and Anejo).

Our initial use for the proceeds, in addition to the line expansion, is to carry out various marketing initiatives, including but not limited to; tasting and sampling events, social and traditional media advertising campaigns and addition of market development representatives to support distributors within the market.

The Team

Officers and Directors

Name: Andrew Bushby

Andrew Bushby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, CFO & Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: AS CEO, Andrew is responsible for managing the company's overall operations. This includes delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and communicating with shareholders and the board. Currently $0, up to $95k per annum salary

Other business experience in the past three years:

- **Employer:** Savills, Inc
  Title: Capital Markets Group- Director
  Dates of Service: March, 2017 - April, 2023
  Responsibilities: As a Director in the Capital Markets Group at Savills, Andrew's responsibilities involve underwriting real estate equity and debt investment opportunities across various asset classes (office, industrial, residential, academic) and then pairing those opportunities with investors or creditors who fit the profile best for that particular transaction.

Name: Patty Baer

Patty Baer 's current primary role is with Tradeweb . Patty Baer currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director & Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: As creative director, Patty is responsible for direction and design development of the brand and its final products to ensure they align with the overall vision. She is responsible for visual, written and multimedia content, along with messaging and execution requirements. By maintaining the brand

vision throughout the creative process, she is essential to the production of effective ads, dynamic messaging and other impactful campaigns.She received ~222,000 shares when the company operations were converted from the LLC to the corporation in January 2022 in return for her contribution in the development of the Buena Fé brand.

Other business experience in the past three years:

- **Employer:** Tradeweb
  Title: Executive Assistant
  Dates of Service: November, 2022 - Present
  Responsibilities: Patty is currently the executive assistant to the President of Tradeweb. Her responsibilities include but not limited to managing the President's schedule, coordinating travel arrangements, and preparing meeting materials and agendas. Given the confidential nature of the information and decisions that the President handles, this role requires a high level of discretion and confidentiality at all times.

Other business experience in the past three years:

- **Employer:** Fresh
  Title: Executive Assistant
  Dates of Service: September, 2017 - November, 2022
  Responsibilities: As an executive assistant to the Global COO and CEO at Fresh, Patty's primary responsibility was to provide comprehensive administrative and organization support to both executives. The scope of the role extended beyond just administration and encompassed creative planning and project management.

Name: Krishna Skandakumar

Krishna Skandakumar 's current primary role is with Akin Gump Strauss Hauer & Feld LLP. Krishna Skandakumar currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior Counsel & Board Member
  Dates of Service: February, 2022 - Present
  Responsibilities: Krishna is a member of the board of directors and in his role, he helps to oversee strategic planning as well as providing oversight and legal guidance. Krishna also carries out the role of in-house counsel and handles a range of legal issues affecting the company, among them employment, policy, tax and regulatory matters as well as reviewing all legal contracts on behalf of the company.Krishna is compensated via the Pure Brands Management Incentive

Plan where he is vested the equivalent of 0.5% of company stock per annum for a period of 3 years.

Other business experience in the past three years:

- **Employer:** Akin Gump Strauss Hauer & Feld LLP
  Title: Senior Counsel
  Dates of Service: January, 2022 - Present
  Responsibilities: Krishna is senior counsel in Akin Gump's practice advising private investment funds on their fundraisings efforts and has a particular specialty in end-of-life liquidity solutions and secondary transactions. As well as advising companies he prepares all manor of corporate legal documentation as required for the companies' operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Equity in the amount of up to $150,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current products are variants on one type of product, alcoholic ready-to-drink canned cocktails. Our revenues are therefore dependent upon the market for our product types.

Minority Holder; Securities with Voting Rights

The Common Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Pure Brands Company was formed on January 13th, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pure Brands Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Buena Fé is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Market Volatility

The ready-to-drink tequila industry is subject to market volatility, which can impact demand and sales. Economic downturns, political instability, and changes in consumer preferences or demographics can all impact the market and pose a risk to investors.

Intense Competition

The ready-to-drink tequila industry is highly competitive, with many established players and new entrants constantly vying for market share. This level of competition can result in pricing pressures, reduced margins, and difficulties in gaining market share.

Regulatory Risks

The production and distribution of alcoholic beverages are subject to various federal, state, and local regulations, including licensing requirements, taxes, and labeling and advertising rules. Changes in these regulations or failure to comply with them can result in fines, legal fees, and other costs, which can impact the profitability of the business.

Supply Chain Disruptions

The production of ready-to-drink tequila involves several stages, including the sourcing of raw materials, production, packaging, and distribution. Any disruptions in the supply chain, such as shortages or delays in raw material delivery, production bottlenecks, or distribution issues, can impact the company's ability to meet demand, resulting in lost sales and lower revenues.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Bushby	777,844	Common Stock	73.91%
Patty Baer	222,156	Common Stock	21.1%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 137,068 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,111,100 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 58,724 shares to be issued pursuant to stock options issued.

Certain shareholders are party to an Amended and Restated Shareholders Agreement which grant those shareholder certain rights and impose certain obligations, including: (i) Drag Along Provisions, (ii) Tag Along Provisions and (iii) Information Rights. Regulation CF investors will not be party to this agreement.

What it means to be a minority holder

As a minority holder of Common Equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1.11
  Number of Securities Sold: 1,111,100
  Use of proceeds: N/A
  Date: January 13, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $903 compared to $104,649 in fiscal year 2022.

The revenue increase from 2021 to 2022 was a result of moving from the development phase to our first year of trading.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $86,732 in fiscal year 2022.

The COGS increase from 2021 to 2022 was a result of moving from the development phase to our first year of trading.

Gross margins

Gross margins for fiscal year 2021 were N/A as the comapny was not trading in its product compared to 17.12% in fiscal year 2022.

The Gross margin increase from 2021 to 2022 was a result of moving from the development phase to our first year of trading.

Expenses

Expenses for fiscal year 2021 were $ 173,569 compared to $ 174,051 in fiscal year 2022. Although these expenses are similar, the type of expenses shifted from developmental to operational.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect to see significant growth in top line revenue as we continue to expand the distribution footprint. Past cash was primarily generated through sales and equity investments. Our goal is to triple our 2022 revenue figures in 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of April, the Company has capital resources available in the form of a line of credit for $9,500 from Fundbox, a shareholder loan of in the amount of $151,000, and $20,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the advertising and marketing capaigns that we wish to undertake as well as the new product line development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $12,500 for expenses related to salaries; storage; marketing and advertising.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $33,000 for expenses related to salaries; storage; R&D; marketing and advertising.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Andrew Bushby
  Amount Owed: $151,722.78
  Interest Rate: 0.0%

- **Creditor:** Pure Brands Company LLC.
  Amount Owed: $600.00
  Interest Rate: 0.0%
  Maturity Date: April 25, 2025
  On July 1, 2022, the Company borrowed money from the related party Pure Brands Company LLC. The loan bears no interest rate and has a maturity date set on April 25, 2025. As of December 31, 2022, the outstanding balance of the loan is $600.

- **Creditor:** Barclays Credit Card
  Amount Owed: $6,052.13
  Interest Rate: 24.79%

Related Party Transactions

- **Name of Entity:** Pure Brands Company LLC
  Names of 20% owners: Andrew Bushby
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan
  Material Terms: On July 1, 2022, the Company borrowed money from the related party, Pure Brands Company LLC. The loan bears no interest rate and has a maturity date set on April 25, 2024. As of December 31, 2022, the outstanding balance of the loan is $600.

- **Name of Entity:** Andrew Bushby
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: In 2022, the Company borrowed money from the founder and the major shareholder, Andrew Bushby. The loan bears no interest rate and has a maturity date set on April 25, 2024. As of April 12, 2023, the outstanding balance of the loan is $151,722.78.

Valuation

Pre-Money Valuation: $10,011,011.00

Valuation Details:

When determining the value of an early-stage company like Pure Brands Company, it is important to choose a valuation method that is appropriate for the company's unique circumstances. After careful consideration, we have chosen to use both the market-based approach and the income-based approach.

The market-based approach is appropriate for our start-up because it allows us to compare our company to similar companies in the market and is especially useful when there is a lack of comparable transactions or when the company is not yet generating significant revenue. We reviewed companies in the ready-to-drink space who have recently raised capital through crowdfunding campaigns at their respective valuations. Our valuation of $10M falls on the lower end of the comparable RTD companies we reviewed.

The income-based approach is also appropriate for Pure Brands Company as it takes into account our projected future cash flows. The financial model is then used to calculate the present value of those future cash flows, taking into account factors such as the time value of money and the risk associated with the projections.

In our model we discounted our future cash flows at 23% as this is the average rate for Food & Beverage brands according to Revtrax's benchmarking analysis (Source: https://www.revtrax.com/offer-optimization-buyer-checklist-0/).

The probability of successfully achieving the future projections will be in large part due to the quality and experience of the management team and their advisors. Jason Kane, our head of sales and distribution and lead advisor is the former President of Mark Anthony Brands; Mike's Hard Lemonade and has over 30 years' experience in the beverage industry creating, developing, launching and building brands. He has had multiple successful exits to both beverage giants and private equity firms. Paul Kincaid, our Vice-President of Sales is former Gallo Wine & Seagram management (16+ years).

By using a combination of the two valuation methods and taking into account the wealth of experience of our team, we believe that $10 million is an accurate and realistic valuation for our company.

This pre-money valuation has been calculated internally by the Company without the use of any formal independent third-party evaluation

The pre-money valuation has been calculated on a fully diluted basis. The Company has only Common Stock outstanding. The Company has no convertible securities or warrants outstanding. In making this calculation, we have assumed all outstanding options are exercised and any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,992.09 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,982.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  33.0%
  PR and social media management, advertising, samplings and promotions, events, content and partnerships and point of sale items.

- *Research & Development*
  2.5%
  Developing new product lines and getting them TTB and USDA organic approved

- *Company Employment*
  46.0%
  W2 employees, market development reps, sales staff and contracting partners and consultants.

- *Operations*
  12.0%
  General business expenses, legal and accounting services, office expenses and travel

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://drinkbuenafe.com (http://drinkbuenafe.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/purebrandscompany

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pure Brands Company

[See attached]

PURE BRANDS COMPANY

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 13, 2022) YEAR ENDED DECEMBER 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pure Brands Company
New York, New York

We have reviewed the accompanying financial statements of Pure Brands Company (the "Company,"), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (January 13, 2022) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 7, 2023
Los Angeles, California

PURE BRANDS COMPANY
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	95
Acccount receivables, net		6,704
Inventory		293,000
Total current assets		**299,799**
Total assets	$	**299,799**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Revolving Loan	$	2,322
Due to Related Parties		600
Total current liabilities		**2,922**
Shareholder Loan		88,863
Total liabilities		**91,784**
STOCKHOLDERS EQUITY		
Common Stock		10,000
Seed Stock		524
Additional Paid in Capital		354,476
Retained earnings/(Accumulated Deficit)		(156,985)
Total stockholders' equity		**208,015**
Total liabilities and stockholders' equity	$	**299,799**

See accompanying notes to financial statements.

PURE BRANDS COMPANY
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (January 13, 2022)	December 31, 2022
(USD $ in Dollars)	
Net revenue	$ 104,649
Cost of goods sold	86,732
Gross profit	17,917
Operating expenses	
General and administrative	112,239
Sales and marketing	61,811
Total operating expenses	174,051
Operating income/(loss)	(156,133)
Interest expense	852
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(156,985)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ (156,985)

See accompanying notes to financial statements.

PURE BRANDS COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Seed Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Inception date January 13, 2022	-		-				
Issuance of Common Stock	1,000,000	$10,000	52,376	$ 524	$ 354,476		$ 365,000
Net income/(loss)	-	-	-	-		$ (156,985)	(156,985)
Balance—December 31, 2022	1,000,000	$10,000	52,376	$ 524	$ 354,476	$ (156,985)	$ 208,015

See accompanying notes to financial statements.

PURE BRANDS COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (January 13, 2022)		December 31, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(156,985)
Changes in operating assets and liabilities:		
Account receivables, net		(6,704)
Inventories		(293,000)
Net cash provided/(used) by operating activities		**(456,690)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan		88,863
Due to Related Parties		600
Revolving Loan		2,322
Proceeds from Issuance of Stock		365,000
Net cash provided/(used) by financing activities		**456,784**
Change in cash		95
Cash—beginning of year		-
Cash—end of year	$	**95**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pure Brands Company was incorporated on January 13, 2022 in the state of Nevada. The financial statements of Pure Brands Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

We are a manufacturer our ready to drink alcoholic cocktails. We sell drinks to distributors who, in turn, sell them to retailers who sell them to consumers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using an average method.

Income Taxes

Pure Brands Company is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its ready-to-drink alcoholic cocktails.

Cost of sales

Costs of goods sold include the cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2022, amounted to $61,811, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 7, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022
Finished goods	293,000
Total Inventories	**$ 293,000**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,300,000 shares of Common Stock with a par value of $0.01. As of December 31, 2022, 1,000,000 shares have been issued and are outstanding.

Seed Stock

As of December 31, 2022, 52,376 shares of Seed Stock have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended October 31,	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at January 13, 2022	-		-
Granted	16,665	$ 0.00	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	16,665	$ 0.00	0.50
Exercisable Options at December 31, 2022	-	$ -	-

Stock option expenses for the period from inception to December 31, 2022 was $0.

6. DEBT

Revolving Line of Credit

The Company entered into a Revolving Line of Credit agreement with Fundbox during the fiscal year 2022. The credit facility size $9,500. The Annual Percentage Rate is 49.654% per annum. The total outstanding balance as of December 31, 2022 was $2,322. The entire balance is classified as current.

Owner Loans

During the Company borrowed money from the shareholder, Andrew Bushby. The details of the loans from the owners are as follows:

					For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Andrew Bushby	$ 88,863	0.00% Fiscal Year 2022		4/25/2024	$ -	$ 88,863	$ 88,863
Total					$ -	$ 88,863	$ 88,863

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.

Related Party Loan

On July 1, 2022, the Company borrowed money from the related party Pure Brands Company LLC. The loan bears no interest rate and has a maturity date set on April 25, 2025. As of December 31, 2022, the outstanding balance of the loan is $600.

7. RELATED PARTY

On July 1, 2022, the Company borrowed money from the related party, Pure Brands Company LLC. The loan bears no interest rate and has a maturity date set on April 25, 2024. As of December 31, 2022, the outstanding balance of the loan is $600.

In 2022, the Company borrowed money from the founder and the major shareholder, Andrew Bushby. The loan bears no interest rate and has a maturity date set on April 25, 2024. As of December 31, 2022, the outstanding balance of the loan is $88,863.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 7, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

PURE BRANDS COMPANY LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Pure Brand Company LLC
New York, New York

We have reviewed the accompanying financial statements of Pure Brand Company LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 25, 2023
Los Angeles, California

PURE BRANDS COMPANY LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	5	$	326
Inventory		67,857		67,857
Due from Related Parties		1,200		-
Total current assets		69,061		68,182
Property and Equipment, net		1,556		-
Total assets	$	70,617	$	68,182
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	10,456	$	7,850
Total current liabilities		10,456		7,850
Total liabilities		10,456		7,850
MEMBERS' EQUITY				
Members' Equity		60,161		60,332
Total Members' Equity		60,161		60,332
Total Liabilities and Members' Equity	$	70,617	$	68,182

See accompanying notes to financial statements.

PURE BRANDS COMPANY LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	8,295	$	903
Cost of Goods Sold		-		-
Gross profit		8,295		903
Operating expenses				
General and Administrative		14,522		172,252
Sales and Marketing		-		1,317
Total operating expenses		14,522		173,569
Operating Income/(Loss)		(6,227)		(172,666)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(6,227)		(172,666)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(6,227)	$	(172,666)

See accompanying notes to financial statements.

PURE BRANDS COMPANY LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

(in , $US)	Members' Equity
Balance—December 31, 2020	$ 104
Capital Contribution	232,957
Capital Distribution	(63)
Net income/(loss)	(172,666)
Balance—December 31, 2021	$ 60,332
Capital Contribution	6,200
Capital Distribution	(144)
Net income/(loss)	(6,227)
Balance—December 31, 2022	$ 60,161

See accompanying notes to financial statements.

PURE BRANDS COMPANY LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (6,227)	$ (172,666)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	778	-
Changes in operating assets and liabilities:		
Inventory	-	(67,857)
Due from Related Parties	(1,200)	-
Net cash provided/(used) by operating activities	**(6,649)**	**(240,523)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(2,334)	-
Net cash provided/(used) in investing activities	**(2,334)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	6,200	232,957
Capital Distribution	(144)	(63)
Borrowing on Shareholder Loan	2,606	7,850
Net cash provided/(used) by financing activities	**8,662**	**240,745**
Change in cash	(321)	222
Cash—beginning of year	326	104
Cash—end of year	**$ 5**	**$ 326**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Pure Brands Company LLC was formed on June 29, 2020 in the state of New York. The financial statements of Pure Brands Company LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in New York, New York.

Pure Brands Company LLC is a company that develops Consumer Packaged Goods retail consumption. The company from time to time also provides consulting services in the areas of CPG, retail and real estate.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its Consumer-Packaged Goods.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $0 and $1,317, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 67,857	$ 67,857
Total Inventory	**$ 67,857**	**$ 67,857**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computers	$ 2,334	$ -
Property and Equipment, at Cost	2,334	-
Accumulated depreciation	(778)	-
Property and Equipment, Net	$ 1,556	$ -

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $778 and $0, respectively.

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Andrew Bushby	100.0%
TOTAL	**100.0%**

PURE BRANDS COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

6.   DEBT

Owner Loans

During the Company borrowed money from the owner Andrew Bushby. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Andrew Bushby	$ 10,456	0.00%	12/31/2023	10,456	-	$ 10,456	$ 7,850	$ -	7,850
Total				$ 10,456	$ -	$ 10,456	$ 7,850	$ -	$ 7,850

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.

7.   RELATED PARTY

The company has obtained funds by borrowing from its sole member, Andrew Bushby. The loan bears no interest and the maturity date has been set to December 31, 2023. As of December 31, 2022, and December 31, 2021, the outstanding balance of this loan is $10,456 and $7,850, respectively. The entire loan amount is categorized under current liabilities.

In 2022, the company loaned $1,200 to the related company Pure Brands Company, Inc. As of December 31, 2022, the outstanding balance of this loan is $1,200 and the entire amount is classified under current asset.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 25, 2023, which is the date the financial statements were available to be issued.

On January 13, 2021, the company entered into Contribution and Exchange agreement with Pure Brands Company, Inc. and Patty Bear. The company Pure Brands Company LLC transferred assets (including inventory, sales and marketing contracts and Alcohol Beverage Distribution and Representation Agreement) in exchange for 1,000,000 shares of common stock in Pure Brands Company Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $6,227, an operating cash flow loss of $6,649 and liquid assets in cash of $5, which less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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INVEST IN PURE BRANDS COMPANY TODAY!

100% Agave Tequila RTDs Made in Good Faith

Pure Brands has developed Buena Fé, a Ready-to-Drink (RTD) cocktail made with authentic, 100% agave tequila available for sale throughout the U.S.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BuenaFé
Organic Quenchers
made with 100% Agave Tequila
REAL JUICE. REAL FLAVOR.
BuenaFé
ORGANIC QUENCHER
TEQUILA
MANGO PINEAPPLE

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- While the majority of our competitors use Mixto tequila and artificial ingredients, our RTD cocktail uses only 100% blue agave tequila and organic ingredients for a high-quality, exceptionally delicious beverage experience.
- Spirit-based RTDs represent the fastest-growing segment of the alcoholic beverage market, having grown 42% from 2021 to 2022.*
- states. We completely sold out of our first round of production and have received re-orders from nearly all of our initial distributors. We also have an experienced team including the ex-President of Mike's Hard Lemonade.

*Information from Distilled Spirits (Source)

Invest Now
$9.01 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$153.17	$10.01M

THE PITCH

Buena Fé, which translates to "in good faith", is a delicious organic tequila RTD brand made with authentic, 100% agave tequila and without any artificial sweeteners or preservatives. Our CEO has extensive experience building successful businesses in private equity, while our Head of Sales brings significant knowledge in the RTD space as the ex-president of Mike's Hard Lemonade. We completely sold out of our inventory in our first six months, and our well-established distributors across the US are eager to re-order.

OVERVIEW

Bringing Quality Ingredients and Flavors to Tequila RTDs



BuenaFé
REAL JUICE. REAL FLAVOR.
BuenaFé
Our Mission
To create ready-to-drink cocktails that are better for the consumer and better for the environment.
100% USDA certified
Organic Tequila
Quencher
Authentic/Mexican
Organic/Natural
Quality/Elevated



Buena Fé was created in 2020 by our founders Patty Baer and Andrew Bushby after they couldn't find an all-natural 100% organic ready-to-drink tequila cocktail that wasn't using Mixto tequila. We developed a tequila-based RTD using only 100% blue agave tequila, without any artificial sweeteners or preservatives. Today, we have grown our team to include the ex-president of Mike's Hard Lemonade and our highly successful first product has sold out in markets across the U.S.

THE PROBLEM & OUR SOLUTION

Replacing Mixto Tequila with 100% Agave



Mixto Tequila
quality is poor
51%
Agave
49%
Sugar cane/high fructose corn syrup

RTDs are booming in popularity, but most tequila RTDs use Mixto tequila, which only uses 51% blue agave sugar (Source). In addition, many options are packed full of artificial sweeteners, colors, and preservatives. The 'better-for-you' low-calorie drinks consider taste as an afterthought and pay little attention to the quality of the ingredients.



We craft bold, delicious organic flavors, including:
Mango Pineapple
Watermelon Strawberry

We spent eight months searching, blending, and batching to create the perfect recipe for our tequila Quenchers. Our recipe is 100% USDA-certified and organic, using real juice and 100% agave tequila. By focusing on the quality of ingredients, we have developed a delicious, smooth beverage that customers love.



All of our ingredients are ORGANIC
Our Tequila
Our Juices
Our Agave
Our Natural Flavors
BuenaFé
ORGANIC QUENCHER
TEQUILA
BuenaFé
ORGANIC QUENCHER
TEQUILA



THE MARKET & OUR TRACTION

A Strong Foothold in a Fast-Growing Market



The Market: Annual Spend
$7.2B
U.S. Spirits RTDs
$30B
Total RTD Category
$250B
U.S. Alcoholic Beverages
Premixed cocktails were the
fastest growing
spirit category in 2021
U.S. Supplier YoY revenue growth in 2021
42%
increase in pre-mixed cocktail/ RTD revenue
50%
40%
30%
20%
10%
0%
Premixed Cocktails/RTDs
Tequila/ Mezcal
Irish Whiskey
Cordials
Single Malt Scotch

The Ready-to-Drink (RTD) alcohol market is expected to be fueled by a changing shift in consumption patterns toward healthier drinks across the globe. The ever-growing demand for low-alcohol, organic ingredients, flavored, convenient alcoholic beverages has led to an increase in RTD alcohol consumption. The global RTD alcohol market is expected to increase from $32.9 billion in 2021 to $85.5 billion in 2030 (Source). Pre-mixed cocktails and spirits-based RTDs products have gained a larger market share in 2021 and 2022, with supplier revenue from these products is valued at $7.2 billion. The revenue of the RTD mixed spirit production industry in the U.S. is expected to grow by 16.1% per year on average from 2018-2023 (Source).



BEVNET
Buena Fé Organic Tequila Quenchers Expands Into New States
Guilty Eats
Ready-to-Drink Cocktails for Cinco de Mayo and beyond
Buena Fé
According to their website, Buena Fé is "the world's first 100% USDA certified organic tequila ready-to-drink cocktail." These newly released cocktails are made with organic juice
ALCOHOL PROFESSOR
Hey! My colleague introduced me to Buenafe about a week ago and I just went on a boating trip this past weekend. I've been making EVERYONE try it and I've got nothing but good feedback! I've only been able to try the Watermelon Strawberry flavor but I'll be on the hunt for the mango pineapple. Can't wait to see your product in more store and will be on the lookout for new flavors in the future!

The above testimonials may not be representative of the opinions of other experts or the experiences of other customers and is not a guarantee of future performance or success.

We completely sold out of the first production of our product within the first half of the year. We have partnerships with well-established distributors in the following states: New Jersey, Massachusetts, Connecticut, Illinois, Michigan, Georgia, Kansas, Wisconsin, New Mexico and San Diego. We are also available in over 24 states via our online store.

WHY INVEST

Better Quality, Improved Taste, and Rapid Growth



BuenaFé
REAL JUICE. REAL FLAVOR.
ORGANIC QUENCHER
TEQUILA
MANGO PINEAPPLE

In the next few years, we envision the Buena Fé brand expanding to include additional exciting new products as we expand our reach and earn more loyal customers. The proceeds of this raise will be used to expand the existing product line as well as implement a number of marketing initiatives, including but not limited to, tasting event participation, social media advertising, and the hiring of additional market development representatives who will supplement the sales and merchandising efforts of our distributors. Join us as we bring high-quality tequila RTDs to consumers everywhere.

ABOUT

HEADQUARTERS
59 Damonte Ranch Pkwy, Suite B379
Reno, NV 89521

WEBSITE
View Site

Pure Brands has developed Buena Fé, a Ready-to-Drink (RTD) cocktail made with authentic, 100% agave tequila available for sale throughout the U.S.

TEAM

Patty Baer
Creative Director & Board Member

Patty is co-founder of Pure Brands and has over 5 years of experience working within the luxury consumer goods sector. Over that time, she has helped manage and implement global marketing and sale campaigns and strategies across multiple continents. It is Patty's eye for design as well as her meticulous palate that has led to the creation of Buena Fé's incredibly successful Organic Tequila Quenchers.

Patty works approximately 20 hours per week in her role with Pure Brands and as many additional hours as necessary depeniding on requirements.



Andrew Bushby
CEO, President, CFO & Board Member

Andrew is CEO and Co-Founder of Pure Brands. Prior to founding Pure Brands, Andrew worked as a Director in the Savills Capital Markets Group. Andrew has over 15 years of experience in advising and raising capital for clients across all enterprises. Prior to joining Savills, Andrew spent eight years as a development manager at The Blackstone Group where he managed the development and repositioning of over $6BN worth of real estate assets in Europe and Asia.



Jason Kane
Head of Sales and Distribution and Lead Advisor

Jason, our head of sales and distribution and lead advisor is the former President of Mark Anthony Brands; Mike's Hard Lemonade and has over 30 years' experience in the beverage industry creating, developing, launching and building brands. He has had multiple



Paul Kincaid
Vice President Sales

Paul is our Vice-President of Sales and is former Gallo Wine & Seagram management with over 16 years experience in the alcohol beverage industry, specializing in RTDs.

Paul works approximately 30 hours per week in his role with Pure Brands and as additional hours as necessary depeniding on requirements



Melanie DeFilippis
Fractional Chief Marketing Officer

Melanie DeFilippis is a fractional CCO & CMO with ten years of experience in corporate and agency settings. As the founder of two marketing and one tech startups, Melanie is passionate about scaling small businesses by developing creative strategies and executing PR, Marketing, and Social Media

successful exits to both beverage giants and private equity firms.

Jason works approximately 30 hours per week in his role with Pure Brands and as additional hours as necessary depeniding on requirements.

campaigns that captivate audience attention. With an impressive 50% growth to a $50 million consumer brand in just one year and taking a $0 territory to a $10 million book of business in 3 years for one of the medical industry's most competitive suppliers, Melanie looks forward to her next adventure of placing Pure Brand Company's portfolio at the center of the RTD market.

Melanie works approximately 20 hours per week in her role with Pure Brands and as additional hours as necessary depeniding on requirements





Krishna Skandakumar
Senior Counsel & Board Member

Krishna Skandakumar advises private equity and real estate managers and sponsors throughout the entire life cycle of an investment arrangement and on all aspects of the establishment, operation and liquidation of private funds and companies across various asset classes with a focus on private equity, infrastructure, real estate and secondary transactions. He also advises on a wide range of investment arrangements in addition to traditional fund structures, including routinely advising on consortia, separately managed accounts, co- investments and joint ventures.

Krishna works approximately 10 hours per week in his role with Pure Brands and as many additional hours as necessary depending on requirements.



TERMS

Pure Brands Company

Overview

PRICE PER SHARE **$9.01**	VALUATION **$10.01M**
DEADLINE **Jul 26, 2023**	FUNDING GOAL **$10k - $1.23M**

Breakdown

MIN INVESTMENT **$153.17**	OFFERING TYPE **Equity**
MAX INVESTMENT **$99,992.98**	SHARES OFFERED **Common Stock**
MIN NUMBER OF SHARES OFFERED **1,109**	
MAX NUMBER OF SHARES OFFERED **137,068**	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Based Perks

Time Based Perks:

Friends and Family

Invest within first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within first week and receive 15% bonus shares

Early Bird

Invest within first two weeks and receive 10% bonus shares

Amount-Based:

$150+ | Tier 1

- *1 Exclusive "Owner" T-shirt*
- *1 Ownership Certificate*

$250+ | Tier 2

- *1 Exclusive "Owner" T-shirt*
- *1 Ownership Certificate*
- *1 Exclusive Sticker Pack*

$500+ | Tier 3

- *1 Exclusive "Owner" T-shirt*
- *'1 Ownership Certificate*
- *1 Exclusive Sticker Pack*
- *1 Exclusive Buena Fé Koozie*

$1,000+ | Tier 4

- *1 Exclusive "Owner" T-shirt*
- *1 Ownership Certificate*
- *2 Exclusive Sticker Pack*
- *2 Exclusive Buena Fé Koozie*

$2,500+ | Tier 5

- *1 Exclusive "Owner" T-shirt*
- *1 Ownership Certificate*
- *3 Exclusive Sticker Pack*
- *3 Exclusive Buena Fé Koozie*
- *1 Exclusive limited-edition bottle of "Non-Celebrity Tequila"*

$5,000+ | Tier 6

- *1 Exclusive "Owner" T-shirt*
- *1 Ownership Certificate*
- *3 Exclusive Sticker Pack*
- *3 Exclusive Buena Fé Koozie*
- *2 Exclusive limited-edition bottle of "Non-Celebrity Tequila"*
- *15% off Buena Fé Merch for 1 Year*

$10,000+ | Tier 7

- *1 Exclusive "Owner" T-shirt*
- *1 Ownership Certificate*
- *3 Exclusive Sticker Pack*
- *3 Exclusive Buena Fé Koozie*
- *4 Exclusive limited-edition bottles of "Non-Celebrity Tequila"*
- *20% off Buena Fé Merch for 1 Year*

$25,000+ | Tier 8

- *1 Exclusive "Owner" T-shirt*
- *1 Ownership Certificate*
- *4 Exclusive Sticker Pack*
- *4 Exclusive Buena Fé Koozie*
- *6 Exclusive limited-edition bottles of "Non-Celebrity Tequila"*
- *20% off Buena Fé Merch for 1 Year*

$50,000+ | Tier 9

- *1 Exclusive "Owner" T-shirt*
- *1 Ownership Certificate*
- *4 Exclusive Sticker Pack*
- *4 Exclusive Buena Fé Koozie*
- *6 Exclusive limited-edition bottles of "Not a Celebrity Tequila"*
- *20% off Buena Fé Merch for 1 Year*
- *2 Trip to Mexico for a tequila tasting and learning experience.*

$100,000+ | Tier 10

- *1 Exclusive "Owner" T-shirt*
- *1 Ownership Certificate*
- *4 Exclusive Sticker Pack*
- *4 Exclusive Buena Fé Koozie*
- *12 Exclusive limited-edition bottles of "Not a Celebrity Tequila"*
- *20% off Buena Fé Merch for 1 Year*
- *4 Trip to Mexico for a tequila tasting and learning experience.*
- *Join the Buena Fé Innovation team to taste and develop a new flavor.*

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Pure Brands Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.01 / share, you will receive 100 shares of Common Stock, meaning you'll own 110 shares for $901. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

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Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Pure Brands Company.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.